Exhibit 99.1

Copa Holdings Reports Net Income of US$35.9 Million for the Fourth Quarter of 2014

Excluding special items, adjusted net income came in at $125.3 million, or EPS of $2.83 per share

Panama City, Panama — February 11, 2015. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2014 (4Q14) and full year 2014. The terms “Copa Holdings" and "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2013 (4Q13).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$35.9 million for 4Q14 or earnings per share (EPS) of US$0.81, as compared to net income of US$113.2 million or EPS of US$2.55 in 4Q13. Excluding special items, which for 4Q14 includes a non-cash loss of US$89.1 million associated with the mark-to-market of fuel hedge contracts, and a US$0.4 million loss related to devaluation of the Venezuelan Bolivar, Copa Holdings would have reported adjusted net income of US$125.3 million or adjusted EPS of US$2.83, compared to adjusted net income of US$141.8 million or adjusted EPS of US$3.20 in 4Q13.

•	Net income for full year 2014 reached US$371.4 million or EPS of US$8.37, compared to US$427.5 million or EPS of US$9.62 for full year 2013. Excluding special items, which for 2014 includes a non-cash loss of US$116.6 million associated with the mark-to-market of fuel hedge contracts, and a US$6.6 million loss related to the devaluation of the Venezuelan Bolivar, Copa Holdings would have reported an adjusted net income of US$494.6 million or EPS of US$11.14, compared to adjusted net income of US$467.4 or adjusted EPS of US$10.52 for full year 2013.

•	Operating income for 4Q14 came in at US$118.8 million, representing a 26.1% decrease over adjusted operating income of US$160.9 million in 4Q13, mainly as a result of a 12.9% decrease in unit operating revenue per available seat mile (RASM) partly offset by a 9.9% drop in the all-in price of jet fuel. As a result, operating margin for 4Q14 came in at 17.7%, 5.3 percentage points lower than adjusted 4Q13.

•	The Company reported operating income of US$538.1 million for full year 2014, representing a decrease of 1.9% over adjusted operating income of US$548.7 million in 2013. Operating margin for full year 2014 came in at 19.8%, 1.3 percentage points lower than adjusted operating margin in 2013.

•	Total revenues for 4Q14 decreased 3.8% to US$670.9 million. Yield per passenger mile decreased 11.1% to 16.1 cents and RASM came in at 12.5 cents, or 12.9% below 4Q13.

•	For 4Q14, consolidated passenger traffic grew 8.3%, led by international traffic growth which expanded by 11.1%. At the same time, consolidated capacity grew 10.4%, led by a 13.1% increase in international capacity. As a result, consolidated load factor for the quarter decreased 1.4 percentage points to 75.1%. For full year 2014, consolidated load factor came in at 76.7%, the same as 2013, on 9.5% capacity growth.

•	Operating cost per available seat mile (CASM) decreased 6.9%, from an adjusted CASM of 11.0 cents in 4Q13 to 10.3 cents in 4Q14, mostly as a result of a 9.9% decrease in the all-in price of jet fuel. CASM excluding fuel cost and special items decreased 4.0% from 6.9 cents in 4Q13 to 6.7 cents in 4Q14.

•	Cash, short-term and long-term investments ended 2014 at US$1.16 billion, representing 43% of the last twelve months’ revenues. Of this amount, 42% or US$484.7 million is in Venezuela pending repatriation due to government currency controls.

•	During the fourth quarter, Copa Airlines took delivery of two Boeing 737-800 aircraft. As a result, Copa Holdings ended the year with a consolidated fleet of 98 aircraft.

•	For 2014, Copa Holdings reported consolidated on-time performance of 90.3% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

•	On February 5, 2015, Copa Airlines announced it would begin nonstop service in June, four times a week from Panama to New Orleans, its eleventh U.S. destination.

•	On February 11, 2015, the Board of Directors of Copa Holdings appointed Mr. John Gebo, Senior Vice President of Alliances for United Airlines, to the Copa Holdings Board of Directors. He fills the Board position vacated by the resignation of Mr. Doug Leo, who is also from United Airlines.

•	On February 11, 2015, the Board of Directors of Copa Holdings approved a 2015 dividend of US$0.84 cents per share per quarter, corresponding to 40% of Copa Holdings’ annual consolidated net income for 2014. Dividends will be distributed quarterly during the months of March, June, September and December. The first quarterly dividend of US$0.84 cents per share will be paid on March 16 to shareholders on record as of February 27, 2015.

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Consolidated Financial & Operating Highlights	4Q14	Variance vs. 4Q13		Variance vs. 3Q14		FY 2014	Variance vs. 2013
Revenue Passengers Carried ('000)	1,952	-3.0%		0.8%		7,794	0.2%
RPMs (mm)	4,036	8.3%		-0.2%		15,913	9.5%
ASMs (mm)	5,377	10.4%		1.5%		20,757	9.5%
Load Factor	75.1%	-1.4	p.p.	-1.3	p.p.	76.7%	0.0	p.p.
Yield	16.1	-11.1%		1.1%		16.6	-4.4%
PRASM (US$ Cents)	12.1	-12.8%		-0.6%		12.7	-4.5%
RASM (US$ Cents)	12.5	-12.9%		-0.4%		13.1	-4.7%
CASM (US$ Cents)	10.3	-12.0%		-1.6%		10.5	-4.6%
Adjusted CASM (US$ Cents) (1)	10.3	-6.9%		-1.6%		10.5	-3.2%
CASM Excl. Fuel (US$ Cents)	6.7	-12.1%		3.7%		6.6	-4.8%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.7	-4.0%		3.7%		6.6	-2.5%
Breakeven Load Factor (2)	57.5%	-0.3	p.p.	-4.6	p.p.	59.4%	-0.3	p.p.
Fuel Gallons Consumed (Millions)	69.1	8.2%		1.4%		268.5	8.5%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.81	-9.9%		-9.8%		3.06	-3.4%
Average Length of Haul (Miles)	2,067	11.7%		-1.0%		2,042	9.3%
Average Stage Length (Miles)	1,234	7.2%		0.0%		1,213	6.3%
Departures	30,676	1.4%		1.0%		121,310	1.8%
Block Hours	97,399	8.5%		1.6%		376,903	8.0%
Average Aircraft Utilization (Hours)	10.8	-0.4%		-1.1%		11.0	-0.4%
Operating Revenues (US$ mm)	670.9	-3.8%		1.1%		2,721.8	4.3%
Operating Income (US$ mm)	118.8	-8.4%		7.0%		538.1	4.0%
Adjusted Operating Income (US$ mm) (1)	118.8	-26.1%		7.0%		538.1	-1.9%
Operating Margin	17.7%	-0.9	p.p.	1.0	p.p.	19.8%	-0.1	p.p.
Adjusted Operating Margin (1)	17.7%	-5.3	p.p.	1.0	p.p.	19.8%	-1.3	p.p.
Net Income (US$ mm)	35.9	-68.3%		-45.6%		371.4	-13.1%
Adjusted Net Income (US$ mm) (1)	125.3	-11.6%		25.6%		494.6	5.8%
EPS - Basic and Diluted (US$)	0.81	-68.2%		-45.5%		8.37	-13.1%
Adjusted EPS - Basic and Diluted (US$) (1)	2.83	-11.6%		25.7%		11.14	5.9%
# of Shares - Basic and Diluted ('000)	44,355	-0.1%		-0.1%		44,395	-0.1%

(1) Adjusted CASM, Adjusted Operating Income, Adjusted Operating Margin for 4Q13 and 2013 exclude non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of Aerorepublica (now Copa Colombia).

(2) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 4Q13, 4Q12, 3Q13, 2013 and 2012 exclude non-cash impairment charge on Intangible Assets booked in 2005 related to the acquisition of Aerorepublica (now Copa Colombia), non-cash charges/gains associated with the mark-to-market of fuel hedges, and the impact of the Venezuelan currency devaluation.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 4Q14 RESULTS

Copa Holdings fourth quarter results reflect lower passenger yields driven in large part by the reduction in capacity and yields in Venezuela, as well as demand weakness in other markets, partially offset by lower fuel expense and lower ex-fuel unit costs for the quarter.

Consolidated operating revenues decreased 3.8% to US$670.9 million during the quarter on capacity growth of 10.4%. Load factor came in at 75.1%, 1.4 percentage points below 4Q13, while yields came in at 16.1 cents, 11.1% lower than 4Q13. As a result, passenger revenues per ASM (PRASM) decreased 12.8% from 13.8 cents in 4Q13 to 12.1 cents in 4Q14. However, when adjusting for an 11.7% increase in length of haul, PRASM decreased 7.8% from 4Q13.

Adjusted operating expenses for 4Q14 increased 2.8% to US$552.1 million, while adjusted operating expenses per ASM (CASM) decreased 6.9% to 10.3 cents. Excluding fuel costs, adjusted unit costs decreased 4.0% to 6.7 cents, mainly as a result of a decrease in sales related costs.

Aircraft fuel expense decreased 2.6% or US$5.2 million compared to 4Q13, as a result of lower jet fuel prices, partly offset by increased capacity. The Company’s effective jet fuel price, which includes a realized fuel hedge loss of US$11.0 million in 4Q14 and a US$3.4 million gain in 4Q13, decreased 9.9%, from an average of US$3.12 per gallon in 4Q13 to US$2.81 per gallon in 4Q14. For 4Q14, the Company had fuel hedges in place representing 31% of its consolidated volume. With regards to its fuel hedge policy, the Company currently has hedged approximately 27% and 16% of its consolidated volume for 2015 and 2016, respectively.

The Company recorded non-operating expenses of US$83.4 million for 4Q14 compared to non-operating expenses of US$5.8 million for 4Q13. Non-operating expenses for 4Q14 included a fuel hedge mark-to-market loss of US$89.1 million, compared to a fuel hedge mark-to-market gain of US$2.6 million in 4Q13.

Copa Holdings closed the quarter with US$1.16 billion in cash, short-term and long-term investments, representing approximately 43% of last twelve months´ revenues. Of such cash, US$484.7 million is subject to exchange controls in Venezuela and pending repatriation. Cash, short term and long term investments excluding the funds pending repatriation from Venezuela represent approximately 25% of last twelve months’ revenues.

Total debt at the end of 4Q14 amounted to US$1.1 billion, all of which is related to aircraft and equipment financing.

Copa Holdings’ fourth quarter and full year 2014 results are the product of a solid and well-executed business model based on the goal of operating the best and most convenient network for intra-Latin America travel. In 2015, the Company will continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2015

For 2015, the Company updates its guidance as follows: Consolidated capacity is expected to grow in the range of +/-7%, mainly as a result of the full year effect of capacity added in 2014.

Load factors are expected to come in at +/-76%, slightly lower than 2014, as a result of weaker overall demand. Unit revenues (RASM) are expected to come in at +/-11.8 cents primarily due to lower yields in Venezuela and several countries in South America. Unit costs excluding fuel, CASM ex-fuel, are expected to come in similar to 2014 levels at +/-6.6 cents.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$2.45 per gallon. As a result, the Company is projecting an operating margin in the range of 16% to 18% for 2015.

Financial Outlook	2015 Guidance	2014 Actual
Capacity - YOY ASM Growth	+/-7%	9.5%
Average Load Factor	+/-76%	76.7%
RASM (cents)	+/-11.8	13.1
CASM Ex-fuel (cents)	+/-6.6	6.6
Operating Margin	16-18%	19.8%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q14 totaled US$670.9 million, a 3.8% or US$26.8 million decrease over operating revenue of US$697.8 million in 4Q13, due to a 3.7% or US$24.7 million decrease in passenger revenue.

Passenger revenue. For 4Q14, passenger revenue totaled US$649.5 million, a decrease of 3.7% from passenger revenue of US$674.2 million in 4Q13. A 1.4 percentage point decrease in load factor, combined with an 11.1% drop in passenger yield, resulted in a 12.8% decrease in PRASM.

Cargo, mail and other. Cargo, mail and other revenue totaled US$21.4 million in 4Q14, a 9.2% decrease from cargo, mail and other of US$23.6 in 4Q13.

Operating expenses

For 4Q14, adjusted operating expenses increased 2.8% to US$552.1 million, representing operating cost per available seat mile (CASM) of 10.3 cents. Adjusted operating cost per available seat mile (CASM) excluding fuel costs, decreased 4.0% from 6.9 cents in 4Q13 to 6.7 cents in 4Q14.

An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q14, aircraft fuel totaled US$194.1 million, a US$5.2 million or 2.6% decrease over aircraft fuel of US$199.4 million in 4Q13. This decrease was primarily a result of a 9.9% lower average price per gallon of jet fuel (all-in), which averaged US$2.81 in 4Q14 as compared to US$3.12 in 4Q13, partially offset by an 8.2% increase in gallons consumed from the additional capacity. This average price per gallon of jet fuel for 4Q14 includes a $11.0 million realized fuel hedge loss, compared to a US$3.4 million fuel hedge gain in 4Q13. Excluding the effect of fuel hedges for both periods, fuel prices decreased 16.2%, from US$3.17 per gallon in 4Q13 to US$2.66 in 4Q14.

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Salaries and benefits. For 4Q14, salaries and benefits totaled US$81.6 million, a 11.2% increase over salaries and benefits of US$73.4 million in 4Q13. The main driver was an increase in operational headcount to support additional capacity.

Passenger servicing. For 4Q14, passenger servicing totaled US$70.3 million, a 8.2% increase over passenger servicing of US$65.0 million in 4Q13. This increase resulted from the growth in our operations, higher effective rates related to on-board service and airport handling.

Commissions. For 4Q14, commissions totaled US$25.3 million, a 7.7% decrease over commissions of US$27.4 million in 4Q13. This decrease was primarily a result of a lower passenger revenue base, as well as a lower average commission rate related to the revenue mix.

Reservations and sales. Reservations and sales totaled US$23.8 million, an 8.5% decrease over reservation and sales of US$26.0 million in 4Q13. This decrease was primarily a result of a lower revenue base and lower sales related taxes due to revenue mix.

Maintenance, material and repairs. For 4Q14, maintenance, material and repairs totaled US$23.2 million, a 1.4% increase from maintenance, material and repairs of US$22.9 million in 4Q13. This was a result of an increase in materials consumed.

Depreciation. Depreciation totaled US$31.5 million in 4Q14, a 46.7% decrease over depreciation of US$59.2 million in 4Q13, as a result of a one-time intangible write-off and impairment charge of $31.2 million related to the domestic routes in Colombia, partly offset by depreciation of additional aircraft and maintenance events.

Flight operations, aircraft rentals. landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 13.8%, from US$68.9 million in 4Q13 to US$78.4 million in 4Q14, mainly as a result of more departures and additional aircraft rentals.

Other. Other expenses totaled US$23.8 million in 4Q14, a decrease of 8.0%. This was primarily a result of a decrease in certain sales related taxes due to lower sales, offset by an increase in other general administrative expenses related to a growth in operations.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled an expense of US$83.4 million in 4Q14, compared to an expense of US$5.8 million in 4Q13.

Interest expense. Interest expense totaled US$7.9 million in 4Q14, a 6.6% increase from interest expense of US$7.4 million in 4Q13, as a result a higher effective interest rate and outstanding debt balance related to new aircraft deliveries.

Interest income. Interest income totaled US$6.4 million, a 61.0% increase over interest income of US$4.0 million in 4Q13, mainly as a result of higher interest rates on Venezuelan Bolivar balances.

Other, net. Other net totaled an expense of US$81.9 million in 4Q14 compared to a net expense of US$2.3 million in 4Q13. Other, net includes a US$89.1 million loss in fuel hedge mark-to-market contracts.

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About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 70 destinations in 30 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 98 aircraft: 72 Boeing 737NG aircraft and 26 EMBRAER-190s.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2431

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q14	4Q13	Change	3Q14	Change	2014	2013	Change
Operating Revenues
Passenger Revenue	649,521	674,210	-3.7%	643,719	0.9%	2,636,297	2,519,650	4.6%
Cargo, mail and other	21,406	23,562	-9.2%	19,974	7.2%	85,489	88,682	-3.6%
Total Operating Revenue	670,927	697,772	-3.8%	663,693	1.1%	2,721,785	2,608,332	4.3%

Operating Expenses
Aircraft fuel	194,143	199,388	-2.6%	212,591	-8.7%	820,690	783,092	4.8%
Salaries and benefits	81,605	73,382	11.2%	74,016	10.3%	299,181	276,156	8.3%
Passenger servicing	70,319	64,986	8.2%	68,791	2.2%	268,761	250,604	7.2%
Commissions	25,311	27,428	-7.7%	22,934	10.4%	98,845	103,685	-4.7%
Reservations and sales	23,809	26,023	-8.5%	22,122	7.6%	93,762	99,822	-6.1%
Maintenance, material and repairs	23,187	22,866	1.4%	24,186	-4.1%	101,420	92,993	9.1%
Depreciation	31,512	59,163	-46.7%	28,070	12.3%	115,147	137,412	-16.2%
Flight operations	34,461	31,451	9.6%	34,014	1.3%	132,156	121,786	8.5%
Aircraft rentals	30,152	24,617	22.5%	28,082	7.4%	112,082	90,233	24.2%
Landing fees and other rentals	13,745	12,813	7.3%	13,498	1.8%	53,746	50,405	6.6%
Other	23,847	25,907	-8.0%	24,327	-2.0%	87,911	84,589	3.9%
Total Operating Expense	552,091	568,025	-2.8%	552,632	-0.1%	2,183,699	2,090,777	4.4%

Operating Income	118,836	129,747	-8.4%	111,060	7.0%	538,086	517,555	4.0%

Non-operating Income (Expense):
Interest expense	(7,940)	(7,447)	6.6%	(7,603)	4.4%	(29,512)	(30,180)	-2.2%
Interest income	6,379	3,963	61.0%	4,348	46.7%	18,049	12,636	42.8%
Other, net	(81,867)	(2,329)	n/a	(36,157)	n/a	(113,850)	(11,440)	n/a
Total Non-Operating Income/(Expense)	(83,427)	(5,813)	n/a	(39,412)	n/a	(125,314)	(28,985)	n/a

Income before Income Taxes	35,409	123,933	-71.4%	71,648	-50.6%	412,772	488,570	-15.5%

Provision for Income Taxes	(516)	10,743	n/a	5,667	n/a	41,337	61,100	-32.3%

Net Income	35,925	113,191	-68.3%	65,980	-45.6%	371,435	427,470	-13.1%

EPS - Basic and Diluted	0.81	2.55	-68.2%	1.49	-45.5%	8.37	9.62	-13.1%
Shares - Basic and Diluted	44,354,963	44,379,289	-0.1%	44,403,578	-0.1%	44,395,453	44,423,845	-0.1%

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Copa Holdings, S.A.
Balance Sheet - IFRS
(US$ Thousands)	December 31,	September 30,	December 31,
	2014	2014	2013
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$271,233	$186,739	$139,108
Short-term investments	492,735	698,945	992,579
Total cash, cash equivalents and short-term investments	763,968	885,684	1,131,687

Accounts receivable, net of allowance for doubtful accounts	113,080	151,725	132,867
Accounts receivable from related parties	918	1,910	2,189
Expendable parts and supplies, net of allowance for obsolescence	59,428	62,093	56,814
Prepaid expenses	60,497	62,182	59,175
Other current assets	5,949	8,915	22,783
Total Current Assets	1,003,840	1,172,509	1,405,515

Long-term investments	396,802	240,097	37,590

Property and Equipment:
Owned property and equipment:
Flight equipment	2,725,407	2,701,440	2,477,830
Other equipment	89,257	85,400	73,487
	2,814,664	2,786,840	2,551,317
Less: Accumulated depreciation	(630,503)	(604,455)	(530,347)
	2,184,161	2,182,384	2,020,970
Purchase deposits for flight equipment	321,175	330,603	327,544
Total Property and Equipment	2,505,336	2,512,987	2,348,514

Other Assets:
Net pension asset	13,118	12,173	11,114
Goodwill	20,380	24,037	25,305
Intangible asset	36,915	34,103	28,214
Other assets	95,917	96,641	96,509
Total Other Assets	166,330	166,954	161,143
Total Assets	$4,072,309	$4,092,547	$3,952,762

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$187,646	$152,298	$156,329
Accounts payable	117,317	117,319	95,046
Accounts payable to related parties	6,627	17,526	14,483
Air traffic liability	402,344	434,740	578,439
Taxes and interest payable	60,620	64,000	113,541
Accrued expenses payable	84,403	83,632	75,975
Other current liabilities	111,553	19,569	8,133
Total Current Liabilities	970,510	889,085	1,041,946

Non-Current Liabilities:
Long-term debt	928,964	982,160	913,507
Post employment benefits liability	6,080	6,139	6,223
Other long-term liabilities	59,842	64,354	51,223
Deferred tax liabilities	31,338	33,848	37,959
Total Non-Current Liabilities	1,026,224	1,086,500	1,008,912

Total Liabilities	1,996,734	1,975,585	2,050,858

Shareholders' Equity:
Class A - 33,420,977 shares issued and 33,050,298 outstanding	20,859	20,858	22,626
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	7,466
Additional paid in capital	53,486	52,211	47,031
Treasury Stock	(18,426)	-	-
Retained earnings	2,021,208	2,027,914	1,820,580
Accumulated other comprehensive (loss)	(9,018)	8,513	4,200
Total Shareholders' Equity	$2,075,574	$2,116,962	$1,901,903
Total Liabilities and Shareholders' Equity	$4,072,309	$4,092,547	$3,952,762

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Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income
Excluding Special Items	4Q14	4Q13	3Q14

Net income as Reported	$35,925	$113,191	$65,980

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments	(89,058)	2,553	(28,293)
(Loss) gain due to devaluation of Venezuelan Bolivar	(350)	0	(5,516)
Intangible Impairment	0	(31,162)	0
Adjusted Net Income	$125,333	$141,800	$99,789

Shares used for Computation (in thousands)
Basic and Diluted	44,355	44,379	44,404

Adjusted earnings per share - Basic and Diluted	2.83	3.20	2.25

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q14	4Q13	3Q14

Operating Costs per ASM as Reported	10.3	11.7	10.4
Aircraft fuel per ASM	(3.6)	(4.1)	(4.0)
Intangible Impairment	-	(0.6)	-
Operating Costs per ASM excluding fuel	6.7	6.9	6.4

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